SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF THE
SECURITIES EXCHANGE ACT OF 1934

For the month of February, 2019

(Commission File No. 001-33356),

Gafisa S.A.
(Translation of Registrant's name into English)

Av. Nações Unidas No. 8501, 19th floor
São Paulo, SP, 05425- 070
Federative Republic of Brazil
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F ______

Indicate by check mark if the registrant is submitting
the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1)

Yes ______ No ___X___

Indicate by check mark if the registrant is submitting
the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes ______ No ___X___

Indicate by check mark whether by furnishing the information contained in this Form, the Registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes ______ No ___X___

If “Yes” is marked, indicate below the file number assigned
to the registrant in connection with Rule 12g3-2(b): N/A

GAFISA S.A.
CNPJ/MF 01.545.826/0001-07
NIRE 35.300.147.952
Publicly-held Company
MATERIAL FACT

São Paulo, SP, Brazil, February 11, 2019 - GAFISA S.A. (BOVESPA: GFSA3) (“Gafisa” or “Company”), in consideration of news article published by “Seu Dinheiro”  investment site on February 8, 2019, entitled “Mu Hak is close to asking for help and admits selling Gafisa”, besides inquiries received from other medias concerning referred article, hereby informs its shareholders and the market in general that requested clarifications from GWI Group which replied as follows:

“With regards to the news article published by media on February 8, 2019, GWI Group, from which GWI Asset Management S.A. is party, confirms that within the scope of its asset management activities and maximization of return to its investors, is continuously assessing strategic alternatives for its main investments.

Within this context, GWI Group confirms is holding discussions with third parties which may result, amongst other alternatives, in the full or partial disposal of its stake in Gafisa S.A. GWI Group points out that referred discussions are still preliminary, not assuring that any transaction will be materialized”.

GAFISA S.A.

Ana Maria Loureiro Recart

Chief Executive, Financial and Investor Relations Officer

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.
Date: February 11, 2019

Gafisa S.A.

By:	/s/ Ana Maria Loureiro Recart
Name: Ana Maria Loureiro Recart Title: Chief Executive Officer